Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: SureWest Communications
Commission File No.: 000-29660

February 6, 2012	CONTACT:	Laura ZuHone
(217) 234-5965

Consolidated Communications to acquire California

telecommunications company

[MATTOON/CONROE/GIBSONIA] – Consolidated Communications Holdings, Inc. (Nasdaq: CNSL) announced today that it has entered into a definitive agreement to acquire SureWest Communications (Nasdaq:  SURW) in a cash and stock merger valued at $23 per share, or approximately $340.9 million.

            SureWest Communications, based in Roseville, California, is a leading integrated communications provider and broadband leader in the markets it serves. Headquartered in Northern California for more than 95 years, SureWest Communications offers bundled residential and commercial services in the greater Roseville, Sacramento and Kansas City regions that include IP-based digital and high-definition television, high-speed Internet, Voice over IP, and local and long distance telephone.  With roots similar to Consolidated Communications, SureWest started as a rural provider of telephone service in 1914 and has evolved into a leading provider of high-quality telecommunications and broadband services with about 800 employees and approximately 282,000 connections.

Bob Currey, Consolidated Communications’ President and Chief Executive Officer, said the acquisition would complement Consolidated’s operations in Illinois, Pennsylvania and Texas, and the company will benefit from increased size, scale and geographic diversity, creating a broader platform to more effectively compete.  “SureWest has built one of the highest quality networks in the industry and transformed itself into a leading broadband provider,” said Currey.  “We believe this acquisition strengthens our company and will have an overall positive impact on our business.”

“Both Consolidated and SureWest have a long history of delivering the highest quality products and services to their customers,” said Steve Oldham, President and Chief Executive Officer.  “We believe that by creating scale and combining our proven capabilities in delivering leading edge digital TV and broadband services we create a stronger company with additional growth opportunities.  The transaction creates a financially strong company and provides long-term value to our customers and shareholders.”

The SureWest acquisition is the latest move by Consolidated Communications and follows the acquisitions of Texas Utilities Communication in 2004 and North Pittsburgh Systems, Inc. in 2007.  The sale is expected to close by end of 2012, subject to certain customary conditions, including approvals from federal and California regulators.

Founded in 1894, Consolidated Communications Holdings, Inc., (Nasdaq: CNSL) offers a wide range of services over its technologically advanced IP-based network, including local and long distance telephone, Digital Phone, High-Speed Internet access and Digital TV.  We have a continuing commitment to offer innovative products; reliable, high-quality services and exceptional customer care. We also are dedicated to maintaining strong local ties in the same communities where our employees live and work.  Additional information about Consolidated Communications Holdings, Inc. and its products and service is available at www.consolidated.com.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and SureWest will file with the Securities and Exchange Commission. Investors in the Company or SureWest are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. A final proxy statement or prospectus/proxy statement will be mailed to the Company’s shareholders and shareholders of SureWest.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2011 annual meeting of shareholders. Information about the directors and executive officers of SureWest is set forth in the proxy statement for SureWest’s 2011 annual meeting of shareholders and SureWest’s Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.